Exhibit (d)(11)

COLE HOLDINGS CORPORATION

January 31, 2013

Stephan Keller

Cole Holdings Corporation

2325 East Camelback Road, Suite 1100

Phoenix, AZ 85016

Re: Cole - Transaction Award

Dear Stephan:

As a key employee of Cole Holdings Corporation (the “Company”), the Company believes that you will play an integral role in assisting the Company achieve its goals in the event of a Specified Sale (as defined below). This letter agreement (this “Agreement”) sets forth your entitlement to certain payments in the event Christopher Cole sells any of his stock in the Company to an unrelated third party in an arms-length sale transaction (a “Specified Sale”).

1.	Transaction Award.

(a) Award. Subject to Section 2, in the event a Specified Sale is consummated, you will be entitled to a payment from the Company equal to 2% of the first $250 million of the aggregate Sale Proceeds and 4% of the aggregate Sale Proceeds in excess of $250 million. For this purpose, “Sale Proceeds” means any cash and the fair market value of any securities actually received by Christopher Cole pursuant to a Specified Sale (including any escrow holdback or contingent earn-out payments as and when actually received by Christopher Cole but excluding any working capital or other distributions from the Company), reduced by any deal-related expenses borne by Christopher Cole (either directly or indirectly through a reduction in any working capital or other distributions or otherwise); provided, however, that, all such amounts will be calculated prior to any reduction in the Sale Proceeds for payments to (or sharing of any distributions or deal-related expenses by) Marc Nemer or Kirk McAllaster pursuant to the Cole Holdings Corporation Transaction Bonus Plan. An initial public offering of the stock in the Company will be treated as a Specified Sale where Christopher Cole sells all of his stock in the Company for the initial public offering price.

(b) Determinations. The amount payable to you under Section 1(a), the fair market value of any securities received by Christopher Cole (including the date used to value these securities) and all other determinations under this Agreement will be made by Christopher Cole (or his designee) in his sole discretion and such determinations will be final, binding and conclusive.

(c) Payment. All amounts due to you under Section 1(a) will be payable at such time (a “Payment Date”), in such form and on such terms as the respective elements of consideration for the Specified Sale are paid to Christopher Cole. Payments will be made within 60 days following the applicable Payment Date.

2.	Conditions and Termination.

(a) All payments to you under this Agreement are subject to and conditioned upon your continued employment with the Company (or its successor) through the payment date set forth in this Agreement. This Agreement will terminate and be of no further force or effect on the termination of your employment with the Company for any reason.

(b) Your acceptance of this Agreement constitutes your agreement to the immediate termination of any and all of your rights and/or outstanding awards under the Cole Holdings Corporation Executive Phantom Equity Appreciation Plan.

(c) All payments under this Agreement are subject to your execution of a general release of claims in favor of the Company, in a form to be provided by the Company. The release must be executed by you, become effective and not be revoked by you prior to 60 days following each respective Payment Date.

3.	Miscellaneous.

(a) Confidentiality. You agree to keep confidential the information in this Agreement.

(b) Amendments. In the event that either (i) a Specified Sale has terms or conditions that are not contemplated by this Agreement (including, without limitation, a business combination where Christopher Cole retains a significant amount of stock in the combined company) or (ii) an unexpected event occurs that warrants a change to the terms of this Agreement in order to prevent unjust enrichment (including, without limitation, Christopher Cole making a capital contribution to the Company), in either case as determined by Christopher Cole (or his designee) in his sole discretion, then the Company may amend the terms of this Agreement in its sole discretion to reflect such terms or conditions or event.

(c) Tax Matters. This Agreement is intended to comply with or be exempt from the requirements of Section 409A of the Internal Revenue Code of 1986 (“Section 409A”) with respect to amounts, if any, subject thereto and shall be interpreted, construed and performed consistent with such intent. Each payment under this Agreement will be treated as a separate payment for purposes of Section 409A.

(d) Jurisdiction; Choice of Forum. You and the Company irrevocably submit to the exclusive jurisdiction of any state or federal court located in Phoenix, Arizona over any controversy or claim arising out of or relating to or concerning this Agreement. However, nothing in this Agreement precludes you or the Company from bringing any action or proceeding in any court for the purpose of enforcing the provisions of this Section 3(d).

(e) Entire Agreement. This Agreement contains the entire agreement between you and the Company with respect to the subject matter hereof and supersedes all prior agreements, written or oral, with respect thereto.

(f) Governing law. This Agreement will be construed in accordance with and governed by the laws of the State of Arizona, without regard to principles of conflict of laws of such state.

(g) Non-compete. To the extent that senior management are required to enter into customary non-competition restrictions in connection with any Specified Sale, you agree to be bound by such restrictions and this Agreement (and any payments hereunder) will be expressly conditioned upon you agreeing to be bound by such restrictions.

Very truly yours,

COLE HOLDINGS CORPORATION

/s/ Marc Nemer
By:	Marc Nemer
Date:	2/1/13

Accepted and agreed:

/s/ Stephan Keller
Stephan Keller

Date: 2/1/13